SYLA Technologies Announces Business Collaboration with Private Fund Managed by BlackRock’s Real Estate Business

TOKYO, December 11, 2023 (GLOBE NEWSWIRE) -- SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowdfunding platform in Japan, Rimawari-kun, announced that the Company has entered into an agreement on business collaboration with a private fund managed by BlackRock's Real Estate business on December 8, 2023. This marks SYLA’s first business collaboration with a major United States-based asset management firm.

The agreement was concluded with the aim of strengthening mutual collaboration that includes providing BlackRock's Real Estate business with opportunities to invest in Japanese properties developed by SYLA, particularly the Company’s own condominium brand, SYFORME series developed by SYLA Co. Ltd. (“SYLA Co.”), a wholly owned subsidiary of SYLA.

Moving forward, SYLA aims to further accelerate real estate development and investment in response to market needs, for example by exploring collaboration opportunities in land acquisition and development.

About the SYFORME Series

Guided by the philosophy of creating condominiums that reflect our aspirations, SYLA’s own condominium brand SYFORME series is designed in extensive collaboration with design, construction, and surveying firms, along with our esteemed partners. Our stringent commitment involves selecting materials through meticulous examination, tactile assessment, and subsequent approval. We are dedicated to creating designs that embody elegant simplicity while maintaining enduring, timeless appeal, transcending the next two decades.

Explore our property gallery at our website:

https://syla.jp/business/gallery

About SYLA Co., Ltd.

SYLA Co. is an operator of the largest membership real estate crowdfunding platform in Japan, Rimawari-kun, and a developer of investment condominiums. Rimawari-kun aims to realize a society where real estate investment becomes a familiar asset-building method, based on the concept of "social contribution, regional development, and support for someone’s dreams and challenges.” As an investment condominium developer, SYLA Co. created its own condominium series, SYFORME, targeting the 23 wards of Tokyo and the Yokohama and Kawasaki areas. SYLA Co. provides comprehensive solutions including development, sales, leasing, building management of investment condominiums, as well as sales and renovation of used condominiums. Through its one-stop service, SYLA Co. responds quickly to ever-changing needs and aims to provide long-term, stable earnings through its truly valuable compact condominiums. SYLA Co.’s parent company, SYLA Technologies, was listed on NASDAQ on March 31, 2023.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact :

Gateway Group, Inc.

John Yi and Steven Shinmachi

SYLA@gateway-grp.com

(949) 574-3860

SYLA Technologies Company Contact :

Hajime Sugino

Head of SYLA USA

h_sugino@syla.jp